(m)(2)(iv)

February 9, 2015

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under Voya Partners, Inc. Second Amended and Restated Distribution Plan Pursuant to Rule 12b-1 for Service 2 Class Shares

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID under the Voya Partners, Inc. Second Amended and Restated Distribution Plan Pursuant to Rule 12b-1 (the “Distribution Plan”) for Voya Index Solution 2060 Portfolio and Voya Solution 2060 Portfolio, each a series of Voya Partners, Inc., in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares, as if the distribution fee specified in the Distribution Plan were 0.15%.  By this letter, we agree to waive that fee for the period February 9, 2015 through May 1, 2017.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

		By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:
Voya Partners, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President